OTCBB: MRDDF             TSX-V: MAD               FSE: MRG

Suite 1500 – 701 West Georgia St, Vancouver, BC. V7Y 1C6

Tel: (604) 689-4580    Toll Free: 1-877-689-4580

www.mirandagold.com

MIRANDA GOLD CORP. SIGNS AGREEMENT TO EXPLORE IN MEXICO

Vancouver, BC, Canada – April 8, 2008 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) announces that it has signed an agreement with Y3K Exploration Company LLC (“Y3K”). Pursuant to the agreement, Y3K and its manager, David Griffith, will conduct a project generation program to locate and acquire properties having the potential to host “large” ore bodies of all valuable metals and minerals in Mexico funded by and for the benefit of Miranda.  Y3K has accumulated an extensive database of potential mineral targets in Mexico and David Griffith has expertise in doing business, exploration and acquiring mining properties situated in Mexico.

Mr. Griffith has been active in Mexico for 15 years. While working as a geologist for Recursos Cruz del Sur S.A., Mr. Griffith took part in the La Esperanza discovery in 1993, currently known as the Cerro Jumil project that is now wholly-owned by Esperanza Silver Corporation, in the State of Morelos, Mexico.

Miranda has engaged Y3K on a renewable 12 month contract to conduct a minimum annual program of US$200,000.   A wholly owned Mexican subsidiary of Miranda will directly stake or acquire projects identified through the program.  Miranda and Y3K will jointly establish the work program and budget.

Ken Cunningham, Miranda’s President and CEO, stated, “Miranda believes this is a natural progression to our generative exploration in Nevada.  A Mexican program will allow Miranda to have an active field season twelve months out of the year.  Miranda’s exploration team will assist Mr. Griffith by advancing the acquired projects through exploration in preparation for offering the projects to potential joint venture partners. We are pleased to be working with someone who has both the experience base and track record that Mr. Griffith has in Mexico.”

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., White Bear Resources Inc. and Queensgate Resources Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.